Exhibit 99.1

CANADIAN IMPERIAL BANK OF COMMERCE

CEO Employment Contract Renewal Confirmation

The Management Proxy Circular for the annual meeting of shareholders of Canadian Imperial Bank of Commerce (“CIBC”) held on April 25, 2013 discloses the key terms of an employment contract between CIBC and Gerald T. McCaughey, President and Chief Executive Officer, originally established in August 2005 and amended and renewed on November 5, 2009 to reflect new terms (the “Contract”). On May 30, 2013, the Board of Directors of CIBC approved the renewal of the Contract, as well as a resolution authorizing the manner in which any incentive compensation for the Chief Executive Officer and his direct reports would be determined for fiscal 2013 and subsequent years (“Compensation Framework”). This document confirms that the Contract between Mr. McCaughey and CIBC has been renewed, in writing, and the provisions of the Compensation Framework apply to the Contract. The next scheduled review of Mr. McCaughey’s contract is expected to occur in 2017.

CANADIAN IMPERIAL BANK OF COMMERCE

May 30, 2013